FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    January 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release: NR 08-02

EXETER ENGAGES MICHAEL MCPHIE AS EXECUTIVE VICE PRESIDENT, CORPORATE
DEVELOPMENT AND ENVIRONMENT AND APPOINTS LOUIS MONTPELLIER AS A DIRECTOR

Vancouver, BC, January 23, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce the appointment of Mr. Michael McPhie as Executive Vice President, Corporate Development and Environment and Mr. Louis Montpellier as a Director.

Mr. McPhie has over 15 years of professional experience working at executive levels within the mining industry and the public sector. Most recently Michael served as the President and CEO of the Mining Association of British Columbia representing senior companies involved in BC’s $10 billion mining and smelting industry. Previously, Michael held various positions including that of Senior Advisor on domestic and international mineral policy with the Government of Canada, Project Manager with Knight Piésold Consulting and Project Director with Royal Oak Mines Inc. in Ontario. During his career he has worked in Canada, Central and South America, China and Southern Asia, primarily in the development of major mining related projects.

Michael has a Bachelor of Science (Honours) in Physical Geography from Simon Fraser University, a Masters of Science in Management and Environment from Royal Roads University and is mid-way through completing a Ph.D. at the University of British Columbia in mineral economics and sustainability.

Exeter is also pleased to have Louis Montpellier join its Board of Directors. Mr. Montpellier is a legal advisor to the mining industry with over 25 years experience in structuring mineral exploration and development companies. Mr. Montpellier is identified in the Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, the Lexpert Guide to the Leading 100 Industry Specialists in Canada, Who’s Who Legal, the International Who’s Who of Mining Lawyers, and The Best Lawyers in Canada, as one of Canada’s leading mining lawyers. Through his directorships, Mr. Montpellier also has direct experience in the mineral exploration and development business and in its related M&A transactions.

Exeter’s Chairman, Yale Simpson commented: “We are delighted to have Messrs. McPhie and Montpellier join Exeter’s senior management team and Board of Directors respectively.

“Mr. McPhie’s background combines senior level mining industry experience with specific expertise in sustainable development – an unusual and valuable combination. His appointment as Executive Vice President, Corporate Development and Environment is a new position in Exeter.

“Mr. Montpellier is very well respected in the legal profession and brings to the Exeter Board a considerable breadth of experience in our industry. The two appointments are key elements in our growth strategy.”

Concurrent with these appointments, the Company has awarded, subject to shareholder and TSX Venture Exchange approval, 300,000 incentive stock options exercisable for a period of five years at an exercise price of $4.31.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to ‘bonanza grade’ drilling results from an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company has started a major drilling program on its Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to drill other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

January 23, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer